August 6, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E.

Washington, DC 20549-3561

Re:	Fortis Minerals, LLC

Rule 477 Application for Withdrawal

Registration Statement on Form S-1

File No. 333-233996

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Fortis Minerals, LLC, a Delaware limited liability company (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-233996) (the “Registration Statement”), together with all exhibits thereto.

The Registration Statement has been inactive since the Company’s initial filing thereof on September 27, 2019 and has not been declared effective by the Commission. No sales of the Company’s securities have been completed pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement(s).

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Fortis Minerals | 1111 Bagby St., Suite 2150, Houston, Texas 77002 | 844-936-7847

Securities and Exchange Commission

August 6, 2020

Please direct any questions that you have with respect to the foregoing to Douglas E. McWilliams or Thomas G. Zentner III, each of Vinson & Elkins L.L.P., at (713) 758-3613 and (713) 758-3671, respectively.

Very truly yours,

FORTIS MINERALS LLC

By:	/s/ Christopher H. Transier
Name:	Christopher H. Transier
Title:	President and Chief Executive Officer

cc:	Ashley Yates, Fortis Minerals, LLC
Douglas E. McWilliams, Vinson & Elkins L.L.P.
Thomas G. Zentner III, Vinson & Elkins L.L.P.